UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILICON SOUTH, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

 82706D 106

__________________________________________

(CUSIP Number)

5240 Investments, Ltd.

9160 Diamond Road

Richmond, BC Canada

V7EIP3

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2010

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. £

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82706D 106

1. Names of Reporting Persons: 5240 Investments, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o (b) o
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 7,000,000
8. Shared Voting Power:
9. Sole Dispositive Power: 7,000,000
10. Shared Dispositive Power:
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13. Percent of Class Represented by Amount in Row (11): 14.79%(1)
14. Type of Reporting Person (See Instructions): CO

(1)

Based on 47,315,500 shares of common stock issued and outstanding as of November 9, 2010.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001, (the "Common Stock") of Silicon South, Inc. (the “Issuer”), a Nevada corporation, whose principal executive office is located at 9160 Diamond Road, Richmond, BC Canada, V7E1P3.

ITEM 2.

IDENTITY AND BACKGROUND.

The company filing this statement is 5240 Investments, Ltd. (the “Reporting Person” or “5240”).  5240’s principal business is investment holding.  During the last five years, 5240 has not been convicted in any criminal proceeding.  During the last five years 5240 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2010, on August 23, 2010, the Issuer, entered into an Agreement and Plan of Reorganization (the “Agreement”), which was subsequently amended on October 25, 2010, with Alpha Wastewater Inc.(“AWI”), a Nevada corporation, and the shareholder of AWI, Asiamera Capital, Inc. (“Asiamera”).  Pursuant to the terms of the Agreement, Asiamera agreed to transfer all of the issued and outstanding shares of common stock in AWI to the Issuer in exchange for the issuance of an aggregate of 40,000,000 shares of the Issuer’s common stock to Asiamera and parties designated by Asiamera, thereby causing AWI to become a wholly-owned subsidiary of the Issuer (the “Share Exchange Transaction”).

The Share Exchange Transaction closed on November 9, 2010 and Asiamera delivered all of its equity capital in AWI to the Issuer in exchange for 40,000,000 shares of common stock of the Issuer, thereby making AWI a wholly-owned subsidiary of the Issuer.  At closing of the Share Exchange Transaction, the Reporting Person received a total of 7,000,000 shares of the Issuer’s common stock, which were allocated to the Reporting Person by Asiamera as consideration for debt extinguishment.

The foregoing summary of the Share Exchange Transaction and the Agreement is qualified in its entirety by reference to the Form 8-K filed by the Company on November 9, 2010 disclosing the closing of the Share Exchange Transaction, and a copy of the Amended Agreement filed as Exhibit 10 to the Issuer’s current report on Form 8-K filed with the SEC on October 26, 2010, each of which are incorporated herein in their entirety by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange Transaction.  See Item 3 of this Schedule, which is hereby incorporated by reference. The Reporting Person may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Person may, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on November 9, 2010, the Reporting Person may be deemed to beneficially own, in the aggregate, 7,000,000 shares of Common Stock, representing  approximately  14.79% of the  Issuer's  outstanding  shares (based upon 47,315,500 shares issued and outstanding as of November 9, 2010).

(b)

The Reporting Person has the sole right to vote and dispose of 7,000,000 shares of the Issuer’s Common Stock.

(c)

Not Applicable.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 is hereby incorporated by reference.  To the best of the Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

(1)

Amended Agreement and Plan of Reorganization, dated as of October 26, 2010 by and between Silicon South, Inc, a Nevada corporation, and Alpha Wastewater, Inc., a Nevada corporation, and the shareholders of Alpha Wastewater, Inc (filed as exhibit 10 to the Issuer’s Form 8-K filed with the SEC on October 26, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5240 Investments, Ltd.

/s/ Robert Millar, President

     Robert Millar, President

      November 12, 2010